FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of June 30, 2010 together with Independent Auditors’ Limited Review Report

FINANCIAL STATEMENTS AS OF

JUNE 30, 2010 TOGETHER WITH

INDEPENDENT AUDITORS’ LIMITED

REVIEW REPORT

BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	1,379,975	1,357,059
Due from banks and correspondents	4,981,088	3,803,201

Argentine Central Bank (BCRA)	4,787,000	3,722,390
Other local	2,975	2,284
Foreign	191,113	78,527

	6,361,063	5,160,260

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	4,127	8,352
Government Securities for repurchase agreements with the BCRA (Exhibit A)	— , —	68,250
Holdings available for sale (Exhibit A)	853,420	640,175
Unlisted Government Securities (Exhibit A)	1,881,317	1,961,040
Instruments issued by the BCRA (Exhibit A)	2,012,300	2,896,748
Investments in listed private securities (Exhibit A)	284	247
Less: Allowances (Exhibit J)	424,940	449,923

	4,326,508	5,124,889

C. LOANS:
To government sector (Exhibits B, C and D)	262,144	315,958
To financial sector (Exhibits B, C and D)	711,939	639,328

Interfinancial – (Calls granted)	22,500	61,000
Other financing to local financial institutions	590,122	484,267
Interest and listed-price differences accrued and pending collection	99,317	94,061

To non financial private sector and residents abroad (Exhibits B, C and D)	11,082,696	9,902,503

Overdraft	1,929,809	1,703,751
Discounted instruments	1,383,903	1,068,567
Real estate mortgage	823,903	838,410
Collateral Loans	113,654	104,983
Consumer	1,995,962	1,819,373
Credit cards	1,787,499	1,464,163
Other (Note 5 a.)	2,936,033	2,785,432
Interest and listed-price differences accrued and pending collection	129,613	134,295
Less: Interest documented together with main obligation	17,680	16,471

Less: Allowances (Exhibit J)	316,890	329,959

	11,739,889	10,527,830

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	507,801	560,781
Amounts receivable for spot and forward sales to be settled	223,445	1,365
Instruments to be received for spot and forward purchases to be settled	44,145	2,727
Premiums for options bought	1,221	— , —
Unlisted corporate bonds (Exhibits B, C and D)	94,397	88,131
Non-deliverable forward transactions balances to be settled	39,290	84,070
Other receivables not covered by debtor classification regulations	42,128	39,238
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	66,239	70,595
Interest accrued and pending collection not covered by debtor classification regulations	64,586	51,212
Less: Allowances (Exhibit J)	37,476	21,327

	1,045,776	876,792

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	309,807	308,442
Less: Allowances (Exhibit J)	4,682	5,428

	305,125	303,014

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	103,934	103,450
Other (Note 5.b.) (Exhibit E)	405,420	386,231
Less: Allowances (Exhibit J)	4	4

	509,350	489,677

G. OTHER RECEIVABLES:
Other (Note 5.c.)	514,907	584,610
Other interest accrued and pending collection	10,638	2,558
Less: Allowances (Exhibit J)	271,292	337,940

	254,253	249,228

H. PREMISES AND EQUIPMENT (Exhibit F):	516,296	482,561

I. OTHER ASSETS (Exhibit F):	25,472	26,475

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	65,223	55,091

	65,223	55,091

K. SUSPENSE ITEMS:	2,838	4,222

TOTAL ASSETS:	25,151,793	23,300,039

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,456,185	1,001,104
Financial sector	199,916	190,115
Non financial private sector and residents abroad	18,497,215	17,182,688

Checking accounts	4,064,684	3,496,915
Savings deposits	6,454,647	6,002,616
Time deposits	7,448,344	7,261,741
Investments accounts	73,518	19,022
Other	408,273	348,397
Interest and listed-price differences accrued payable	47,749	53,997

	20,153,316	18,373,907

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,563	2,691

Other	2,563	2,691

Banks and International Institutions (Exhibit I)	14,326	55,523
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	305,553	80,093
Premiums for options written	239	— , —
Financing received from Argentine financial institutions (Exhibit I)	17,544	2,815

Interfinancial – (Calls granted)	15,000	— , —
Other financing from local financial institutions	2,544	2,815
Non-deliverable forward transactions balances to be settled	30	2,825
Other (note 5.d.) (Exhibit I)	1,161,821	1,026,381
Interest and listed-price differences accrued payable (Exhibit I)	489	912

	1,502,565	1,171,240

N. OTHER LIABILITIES:

Other (note 5.e.)	357,252	434,921

	357,252	434,921

O. ALLOWANCES (Exhibit J):	346,014	318,464

P. SUSPENSE ITEMS:	11,090	75,035

TOTAL LIABILITIES:	22,370,237	20,373,567

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	2,781,556	2,926,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	25,151,793	23,300,039

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009
DEBIT ACCOUNTS

Contingent
– Guaranties received	2,838,930	2,612,784
– Contra contingent debit accounts	648,202	658,221

	3,487,132	3,271,005

Control
– Receivables classified as irrecoverable	373,987	316,776
– Other (note 5.f.)	48,200,566	39,285,102
– Contra control debit accounts	789,844	619,848

	49,364,397	40,221,726

Derivatives (Exhibit O)
– “Notional” amount of call options bought	28,276	— , —
– “Notional” amount of non-deliverable forward transactions	2,181,314	1,940,035
– Interest rate SWAP	129,582	102,697
– Contra derivatives debit accounts	1,580,787	2,195,093

	3,919,959	4,237,825

For trustee activities
– Funds in trust	2,617	2,581

	2,617	2,581

TOTAL	56,774,105	47,733,137

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	73,981	56,290
– Guaranties provided to the BCRA	128,216	138,433
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	280,432	228,366
– Other guaranties given non covered by debtor classification regulations	70,733	121,626
– Other covered by debtor classification regulations (Exhibits B, C and D)	94,840	113,506
– Contra contingent credit accounts	2,838,930	2,612,784

	3,487,132	3,271,005

Control
– Items to be credited	693,332	549,582
– Other	96,512	70,266
– Contra control credit accounts	48,574,553	39,601,878

	49,364,397	40,221,726

Derivatives (Exhibit O)
– “Notional” amount of call options written	33,931	— , —
– “Notional” amount of non-deliverable forward transactions	1,546,856	2,195,093
– Contra derivatives credit accounts	2,339,172	2,042,732

	3,919,959	4,237,825

For trustee activities
– Contra credit accounts for trustee activities	2,617	2,581

	2,617	2,581

TOTAL	56,774,105	47,733,137

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010	06-30-2009
A. FINANCIAL INCOME

Interest on cash and due from banks	— , —	20
Interest on loans to the financial sector	57,943	71,623
Interest on overdraft	137,713	178,236
Interest on discounted instruments	74,332	82,297
Interest on real estate mortgage	54,545	62,575
Interest on collateral loans	11,557	10,488
Interest on credit card loans	99,133	90,980
Interest on other loans	321,696	287,164
Interest on other receivables from financial transactions	747	763
Income from secured loans – Decree 1387/01	43,171	11,455
Net income from government and private securities	291,125	96,282
Indexation by benchmark stabilization coefficient (CER)	541	10,557
Gold and foreign currency exchange difference	82,605	91,433
Other	78,939	234,877

	1,254,047	1,228,750

B. FINANCIAL EXPENSE

Interest on checking accounts	5,296	12,219
Interest on savings deposits	3,342	4,839
Interest on time deposits	280,133	403,322
Interest on interfinancial financing (calls received)	93	— , —
Interest on other financing of financial institutions	47	172
Interest on other liabilities from financial transactions	2,458	6,683
Other interest	1,232	1,757
Net income from options	395	2
Indexation by CER	146	247
Contribution to the deposit guarantee fund	16,336	15,442
Other	45,235	94,775

	354,713	539,458

GROSS INTERMEDIATION MARGIN – GAIN	899,334	689,292

C. ALLOWANCES FOR LOAN LOSSES	66,680	77,687

D. SERVICE CHARGE INCOME

Related to lending transactions	176,031	141,081
Related to liability transactions	286,125	245,154
Other commissions	32,562	32,510
Other (note 5.g.)	154,389	118,316

	649,107	537,061

E. SERVICE CHARGE EXPENSE

Commissions	126,164	89,124
Other (note 5.h.)	44,377	43,028

	170,541	132,152

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010	06-30-2009

F. ADMINISTRATIVE EXPENSES

Payroll expenses	547,291	452,801
Fees to Bank Directors and Statutory Auditors	318	197
Other professional fees	15,432	13,885
Advertising and publicity	44,779	27,260
Taxes	61,591	46,485
Fixed assets depreciation	27,280	22,026
Organizational expenses amortization	10,613	7,469
Other operating expenses	115,412	95,254
Other	73,165	65,516

	895,881	730,893

NET GAIN FROM FINANCIAL TRANSACTIONS	415,339	285,621

G. OTHER INCOME

Income from long-term investments	33,431	47,217
Punitive interests	1,518	1,843
Loans recovered and reversals of allowances	33,273	24,161
Other (note 5.i.)	40,901	239,197

	109,123	312,418

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	192	258
Charge for uncollectibility of other receivables and other allowances	65,581	287,881
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	17,176 542	25,551 283
Other	11,924	13,046

	95,415	327,019

NET GAIN BEFORE INCOME TAX	429,047	271,020

I. INCOME TAX (note 4.1)	66,000	123,300

NET INCOME FOR THE PERIOD	363,047	147,720

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

2010									2009
		Non capitalized contributions	Adjustments to	Retained earnings	Unrealized
Movements	Capital Stock	Issuance premiums	stockholders’ equity (1)	Legal	valuation difference (2)	Unappropriated earnings		Total	Total

1. Balance at beginning of fiscal year	536,361	175,132	312,979	658,693	(14,133)	1,257,440		2,926,472	2,076,024

2. Stockholders’ Meeting held on April 30, 2010 and March 27, 2009

- Dividends paid in cash	— , —	— , —	— , —	— , —	— , —	(480,000	) (3)	(480,000)	(35,000)

- Statutory reserve	— , —	— , —	— , —	143,692	— , —	(143,692)		— , —	— , —

3. Unrealized valuation difference	— , —	— , —	— , —	— , —	(27,963)	— , —		(27,963)	56,739

4. Net income for the period	— , —	— , —	— , —	— , —	— , —	363,047		363,047	147,720

5. Balance at the end of the period	536,361	175,132	312,979	802,385	(42,096)	996,795		2,781,556	2,245,483

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (43,777) from government securities and 1,681 from Instruments issued by the BCRA (note 2.3.b).
(3)	Approved by the B.C.R.A. through its Resolution No 312/10/10 dated May 28, 2010 and paid on June 11, 2010

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010	06-30-2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,273,542 (1)	4,408,722 (1)
Cash and cash equivalents at the end of the period	6,479,150 (1)	6,419,423 (1)

Net increase in cash and cash equivalents	1,205,608	2,010,701

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	1,085,281	9,625
– Loans	(320,908)	1,812,690

to financial sector	(58,325)	20,563
to non-financial public sector	28,285	444,779
to non-financial private sector and residents abroad	(290,868)	1,347,348
– Other receivables from financial transactions	33,601	(45,962)
– Assets subject to financial leasing	(2,111)	71,385
– Deposits	1,426,739	919,039

to financial sector	9,802	(7,858)
to non-financial public sector	450,285	862,139
to non-financial private sector and residents abroad	966,652	64,758
– Other liabilities from financial transactions	186,204	40,944

Financing from financial or interfinancial sector (calls received)	15,000	3,260
Others (except liabilities included in Financing Activities)	171,204	37,684
Collections related to service charge income	647,744	530,833
Payments related to service charge expense	(170,502)	(132,152)
Administrative expenses paid	(920,685)	(765,999)
Organizational and development expenses paid	(11,436)	(667)
Net collections from punitive interest	1,326	1,585
Differences from judicial resolutions paid	(17,176)	(25,551)
Collections of dividends from other companies	2,400	416
Other collections related to other income and expenses	46,410	249,439

Net cash flows provided by operating activities	1,986,887	2,665,625

Investment activities

Net payments from premises and equipment	(61,015)	(48,529)
Net collections / (payments) from other assets	451	(1,904)
Other payments from investment activities	(25,993)	(256,310)

Net cash flows used in investment activities	(86,557)	(306,743)

Financing activities

Net collections/ (payments) from:
– Argentine Central Bank	(136)	(456)

Other	(136)	(456)
– Banks and international agencies	(41,197)	(280,392)
– Financing received from local financial institutions	(271)	15,181
Cash dividends paid	(480,000)	— , —
Other payments related to financing activities	(173,118)	(82,534)

Net cash flows used in financing activities	(694,722)	(348,201)

Financial results and results from holdings of cash and cash equivalents (including interest)	— , —	20

Net increase in cash and cash equivalents	1,205,608	2,010,701

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2010, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2009, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF JUNE 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of June 30, 2010.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total

Capital Stock as of December 31, 2005:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361	(2)

(1)	For payment of share dividend.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of

Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2009, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of June 30, 2009.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2010 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of June 30, 2010 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Government Securities for repurchase agreements with the BCRA: as of December 31, 2009 they were valued on the basis of the quotations in force for each security at the end of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the BCRA): according to Communication “A” 4702, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

•

As of June 30, 2010 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of June 30, 2010 and the previous fiscal year, the amount recorded was 42,096 (loss) and 14,133 (loss), respectively.

•

Unlisted government securities: as of June 30, 2010 and the end of the previous fiscal year they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898. In addition, the Bank has raised an allowance for impairment to book such securities at their fair value of realization.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of June 30, 2010 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of June 30, 2010 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans - Decree No. 1387/2001:

As of June 30, 2010 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2010 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2010 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2010 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2010 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of June 30, 2010 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2009, plus new capital contributions and dividend distribution until December 31, 2009 and June 30, 2010.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of June 30, 2010 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,312,960 and 1,295,784, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of June 30, 2010 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Call options bought and written:

As of June 30, 2010 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the period.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of June 30, 2010, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2010 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity - Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of June 30, 2010 and 2009, accounts accruing monetary transactions [financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of June 30, 2010, the Bank calculated the earning per share on the basis of 536,361,306 ordinary shares, and as of June 30, 2009 on the basis of 471.361.306, of $ 1 par value each. The net income for the periods on those dates is as follows:

	06-30-2010	06-30-2009

Net income for the period	363,047	147,720
Earning per share for the six-month period – (stated in pesos)	0.68	0.31

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 245,500 and 313,700 as of June 30, 2010 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 11, as of June 30, 2010 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have increased in 1,043 and in 124, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended June 30, 2010 and 2009 would have been 919 (income) and 3,505 (income), respectively.

c)	Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of June 30, 2010 and the end of the previous fiscal year to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II. Valuation criteria and aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 42,096 and a loss of 14,133, as of June 30, 2010 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of June 30, 2010 and 2009 and the end of the previous fiscal year, 27,963 (loss), 56,739 (income) and 166,986 (income), respectively, should have been charged to income for the periods or fiscal year.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of June 30, 2010 and 2009, the Bank recorded 66,000 and 123,300, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of June 30, 2010, it has booked 54,781 in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the Income Tax Prepayments at the end of the period. As of the end of the previous fiscal year, it has booked 108,891 in the abovementioned caption as a result of having netted the tax credit arising from the Tax on Minimum Presumed Income and having considered the income tax withholdings applied to the Bank as of the end of the fiscal year.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2010 and the end of the previous fiscal year, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 245,500 and 313,700, respectively. Such amounts are made up as follows:

	06-30-2010	12-31-2009

Deferred tax assets	645,100	604,500
Deferred tax liabilities	(399,600)	(290,800)

Net deferred assets	245,500	313,700
Allowance	(245,500)	(313,700)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

In May 2010, the 234,931 tax credit balance arising from TOMPI from previous fiscal years has been applied as payment towards the Income tax effectively determined for the year ended on December 31, 2009.

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that have not yet accrued to the extent they are paid by the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

a)	LOANS

	06-30-2010	12-31-2009
Loans granted to pre-finance and finance exports	1,661,123	1,762,203
Fixed-rate financial loans	1,218,348	979,912
Other	56,562	43,317

Total	2,936,033	2,785,432

b)	INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies-unlisted	35,417	33,215
In controlled companies-supplementary activities	355,667	336,781
In non-controlled companies-supplementary activities	14,336	16,235

Total	405,420	386,231

c)	OTHER RECEIVABLES

Prepayments	76,863	53,144
Guarantee deposits	84,175	69,056
Miscellaneous receivables	102,711	133,651
Tax prepayments (1)	250,272	319,859
Other	886	8,900

Total	514,907	584,610

(1)	As of June 30, 2010 and the end of the previous fiscal year, it includes the deferred tax asset for 245,500 and 313,700 respectively (see note 4.1.).

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Collections and other operations for the account of third parties	393,563	314,732
Other withholdings and collections at source	186,023	172,743
Accounts payable for consumption	255,025	246,919
Money orders payable	148,129	102,347
Loans received from Argentine Technological Fund (FONTAR)	42,780	37,906
Loans received from Interamerican Development Bank (BID)	22,828	32,271
Pending Banelco debit transactions	14,795	27,407
Other	98,678	92,056

Total	1,161,821	1,026,381

e)	OTHER LIABILITIES

	06-30-2010	12-31-2009

Accrued salaries and payroll taxes	106,957	169,654
Accrued taxes	96,718	153,589
Miscellaneous payables	121,097	110,029
Other	32,480	1,649

Total	357,252	434,921

f)	MEMORANDUM ACCOUNTS - DEBIT - CONTROL

Items in safekeeping	12,986,259	12,525,159
Collections items	421,085	285,311
Checks drawn on the Bank pending clearing	281,795	220,248
Checks not yet credited	1,264,793	919,380
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	33,162,705	25,249,313
Other	83,929	85,691

Total	48,200,566	39,285,102

g)	SERVICE CHARGE INCOME

	06-30-2010	06-30-2009

Rental of safe-deposit boxes	25,497	16,582
Commissions for capital market transactions	10,701	4,340
Commissions for salary payment	3,744	3,637
Commissions for trust management	823	1,062
Commissions for hiring of insurances	60,489	57,022
Commissions for transportations of values	5,979	6,263
Commissions for loans and guaranties	15,172	6,645
Other	31,984	22,765

Total	154,389	118,316

h)	SERVICE CHARGE EXPENSE

Turn-over tax	33,660	29,489
Insurance paid on lease transactions	7,559	11,069
Other	3,158	2,470

Total	44,377	43,028

i)	OTHER INCOME

	06-30-2010	06-30-2009
Deferred income tax (1)	30,800	220,648
Related parties expenses recovery	4,139	3,569
Other	5,962	14,980

Total	40,901	239,197

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	RESTRICTIONS ON ASSETS

As of June 30, 2010, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 70,913 in Guaranteed Bonds maturing in 2018 and 55,718 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,573 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Bills (Badlar), in an amount of 62,671 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

7.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2010 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2010	2009	2010	2009	2010	2009

BBVA S.A.	26,331	32,707	6,997	5,099	84,582	30,076
Francés Valores Sociedad de Bolsa S.A.	— , —	— , —	1,741	1,448	1,950	3,106
Consolidar A.R.T. S.A.	45	61	41,021	50,600	1,901	5,524
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	40,418	36,363	15,010	79,136	128,428
Consolidar Cía. de Seguros de Retiro S.A.	1,620	8	7,110	1,210	51,449	25,403
Atuel Fideicomisos S.A.	— , —	— , —	2,982	3,009	— , —	— , —
BBVA Consolidar Seguros S.A.	6,246	6,330	1,944	1,906	— , —	5,229
PSA Finance Argentina Cía. Financiera S.A.	346,477	276,911	1,552	1,549	— , —	— , —
Rombo Cía. Financiera S.A.	174,747	90,486	4,248	7,260	50,000	15,000
Francés Administradora de Inversiones S.A. (2)	— , —	150	— , —	21,379	— , —	4,886
Consolidar Comercializadora S.A.	47	— , —	655	6,502	13,777	13,765
Inversora Otar S.A.	— , —	— , —	473	652	425,966	408,322

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.
(2)	On February 11, 2010, BBVA Banco Francés S.A. sold its equity interest in Francés Administradora de Inversiones S.A. to Francés Valores Sociedad de Bolsa S.A.

8.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.3149% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9.	TRUST ACTIVITIES

9.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2010 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,465 and 2,366, respectively, considering its recoverable value. In addition, as of June 30, 2010 and the end of the previous fiscal year the Bank has recorded the assets of Maginot Trust, whose book value amounts to 152 and 215, respectively. Such amounts are recorded in memorandum debit accounts “For trustee activities - Funds in trust”.

9.2. Non Financial Trusts

The Bank acts as trustee in 33 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 600,681 and 566,583 as of June 30, 2010 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2010:

a)	Interest rate swaps for 55,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 10,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the period for 1,340.

The estimated market value of said instruments amounts to 1,631 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts - Derivatives - Interest rate swap” for 65,000.

b)	Interest rate swaps for 64,582 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 64,582.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 2,181,314 and 1,546,856, which are recorded under “Memorandum debit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 5,370.

d)	Forward sales due to B.C.R.A. bills repurchase agreements for 243,107, which are recorded under “Other liabilities from financial transactions - Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 15,610 income as of the end of the period.

e)	Call options bought for 28,276 and call options written for 33,931 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers.

Said transactions were recorded under “Memorandum Accounts - Debit accounts - Derivatives - “Notional” amount of call options bought” for 28,276 and under “Memorandum Accounts - Credit accounts - Derivatives - “Notional” amount of call options written” for 33,931.

These transactions have been valued in accordance with the description in note 2.3.n) generating 395 loss as of the end of the period.

II.	Transactions as of December 31, 2009:

a)	Interest rate swaps for 20,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 15,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 1,704.

The estimated market value of said instruments amounts to 147 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts - Derivatives - Interest rate swap” for 35,000.

b)	Interest rate swaps for 67,697 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transactions were recorded under “Memorandum debit accounts - Derivatives - Interest rate SWAP” for 67,697.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,940,035 and 2,195,093, which are recorded under “Memorandum debit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 95,114.

d)	Forward sales due to national government securities repurchase agreements for 76,024, which are recorded under “Other liabilities from financial transactions - Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 78,541 income as of the end of the fiscal year.

12.	COMPLIANCE WITH CNV REQUIREMENTS

12.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of June 30, 2010, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

12.2 Investment Funds custodian

As of June 30, 2010 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 833,949 and 947,861, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	06-30-2010	12-31-2009
FBA Acciones Globales	63,652	73,127
FBA Total	14,412	14,856
FBA Renta	14,225	13,703
FBA Renta Pesos	701,446	1,167,950
FBA Renta Dólares	4,412	4,276
FBA Bonos	14,026	13,740
FBA Calificado	78,185	81,142
FBA Internacional	494	544
FBA Ahorro Dólares	11,470	11,372
FBA Renta Fija	14,619	15,153
FBA Ahorro Pesos	108,492	182,545
FBA Renta Premium	7,847	7,976
FBA Europa	2,630	3,161
FBA Horizonte	24,109	20,320
FBA EEUU	4,203	3,156
FBA Renta Corto Plazo	583	562
FBA Acciones Latinoamericanas	24,711	27,571
FBA Bonos Argentina	5,244	3,649
FBA Brasil	42,527	47,117
FBA México	958	982
FBA Commodities	48	53
FBA Acciones Argentinas	467	471
FBA Bonos Globales	59	57

Total	1,138,819	1,693,483

13.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

b)	On April 30, 2010, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Statutory Reserve: 143,692

•	To cash dividends: 480,000 (*)

•	To Unappropriated earnings: 94,770

(*)	On May 28, 2010, the BCRA through its Resolution No. 312/10/10 approved the distribution of 480,000 cash dividends. On June 11, 2010 the cash dividends were paid.

14.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of June 30, 2010:

COMPUTABLE COMPLIANCE IN PESOS
Cash	575,409
Special Guarantee Accounts	123,020
BCRA Checking Account	1,229,629
Cash in valuables’ transportation	344,121
Special Social Security accounts	30,798
Franchises	177,988

TOTAL	2,480,965

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	319,370
BCRA Checking Account	3,488,449
Cash in transit	4,908
Cash in valuables’ transportation	61,179

TOTAL	3,873,906

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	57,814
BCRA Checking Account	37,895
Cash in transit	31
Cash in valuables’ transportation	12,155

TOTAL	107,895

15.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-10	12-31-09	06-30-09	12-31-08

a) Cash and due from banks	6,361,063	5,160,260	5,915,600	4,235,741

b) Government securities held for trading or financial transactions	4,127	8,352	387,023	1,461

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	113,960	104,930	116,800	171,520

CASH AND CASH EQUIVALENTS	6,479,150	5,273,542	6,419,423	4,408,722

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand - alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2010	Book balance as of 12-31-2009	Position without options	Final position

GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Bocon PRO 13	2420	3,515	3,515		3,515	3,515
Other		164	164		164	164

Subtotal in pesos			3,679	7,774	3,679	3,679

In foreign currency
Federal Government Bonds in US Dollars due 2013	5427	447	447		447	447
Other		1	1		1	1

Subtotal in foreign currency			448	68,828	448	448

Subtotal in Holdings for trading or financial Transactions			4,127	76,602	4,127	4,127

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	72,023	72,023		72,023	72,023
Bocon PRO 12	2449	144,389	144,389		144,389	144,389
Federal Government Bond in Pesos due 2015	5441	166,320	166,320		166,320	166,320
Federal Government Bond in Pesos Badlar + 275 pb due 2014	5439	29,307	29,307		29,307	29,307

Subtotal in pesos			412,039	266,191	412,039	412,039

In foreign currency
Federal Government Bonds in US Dollars 7% P.A. due 2015	5433	118,312	118,312		118,312	118,312

Subtotal in foreign currency			118,312	84,405	118,312	118,312

Subtotal in Holdings available for sale			530,351	350,596	530,351	530,351

Unlisted government securities (1)

Local
In pesos
Secured Bonds due 2020	2423		1,009,099		1,009,099	1,009,099
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (2)	5439		858,211		858,211	858,211
Federal Government Bond in Pesos Badlar + 350 pb due 2013	5438		13,759		13,759	13,759
Other			227		227	227

Subtotal in pesos			1,881,296	1,961,021	1,881,296	1,881,296

In foreign currency
Other			21		21	21

Subtotal in foreign currency			21	19	21	21

Subtotal Unlisted government securities			1,881,317	1,961,040	1,881,317	1,881,317

(1)	Allowances are maintained for unlisted Government securities (See Exhibit J)
(2)	Holdings received in exchange for secured loans

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2010	Book balance as of 12-31-2009	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Internal Bills due 09-22-10	46082	1,463	1,463		1,463	1,463
Other		8	8		8	8

Subtotal own portfolio			1,471	7,219	1,471	1,471

Repurchase transactions
Argentine Central Bank Internal Bills due 09-29-10	46004	243,107	243,107		— , —	— , —

Subtotal repurchase transactions			243,107	— , —	— , —	— , —

Unlisted – Own portfolio
Argentine Central Bank Internal Bills due 11-03-10	46052		267,499		267,499	267,499
Argentine Central Bank Internal Bills due 09-01-10	46067		205,529		205,529	205,529
Argentine Central Bank Internal Bills due 12-01-10	46060		340,948		340,948	340,948
Argentine Central Bank Internal Bills due 01-16-11	46076		260,376		260,376	260,376
Argentine Central Bank Internal Bills due 01-19-11	46077		153,748		153,748	153,748
Argentine Central Bank Internal Bills due 08-11-10	46046		206,845		206,845	206,845
Argentine Central Bank Internal Bills due 08-04-10	46078		98,939		98,939	98,939
Argentine Central Bank Internal Bills due 10-06-10	46085		96,773		96,773	96,773
Argentine Central Bank Internal Bills due 08-18-10	46081		49,256		49,256	49,256
Argentine Central Bank Internal Bills due 11-17-10	46069		47,624		47,624	47,624
Other			31,540		31,540	31,540

Subtotal own portfolio			1,759,077	2,123,935	1,759,077	1,759,077

Available for sale
Argentine Central Bank Internal Bills due 05-04-11	46053	223,825	223,825		223,825	223,825
Argentine Central Bank Internal Bills due 07-28-10	46074	99,244	99,244		99,244	99,244

Subtotal available for sale			323,069	205,583	323,069	323,069

BCRA Notes
Listed – Own portfolio

Argentine Central Bank Bills due 05-18-11	45879	8,645	8,645		8,645	8,645

Subtotal own portfolio			8,645	68,739	8,645	8,645

Unlisted – Own portfolio

Subtotal own portfolio			— , —	696,855	— , —	— , —

Available for sale

Subtotal available for sale			— , —	83,996	— , —	— , —

Subtotal instruments issued by the BCRA			2,335,369	3,186,327	2,092,262	2,092,262

TOTAL GOVERNMENT SECURITIES			4,751,164	5,574,565	4,508,057	4,508,057

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2010	Book balance as of 12-31-2009	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

YPF Corporate Bonds	35941	19	19		1	1
Telefónica de Argentina Corporate Bonds	40146	128	128		128	128
Petrobrás Energía Corporate Bonds	40668	78	78		78	78
Other		6	6		6	6

Subtotal in foreign currency			231	201	213	213

Subtotal Other debt instruments			231	201	213	213

Other Equity instruments
Local
In pesos
Other		6	6		6	6

Subtotal in pesos			6	— , —	6	6

From abroad
In foreign currency
Siliconn		28	28		28	28
Other		19	19		19	19

Subtotal in foreign currency			47	46	47	47

Subtotal Equity instruments			53	46	53	53

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			284	247	266	266

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,751,448	5,574,812	4,508,323	4,508,323

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 17)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009

COMMERCIAL PORTFOLIO

Normal performance	7,551,318	6,764,412

Preferred collaterals and counter guaranty “A”	102,572	78,777
Preferred collaterals and counter guaranty “B”	71,294	72,781
Without senior security or counter guaranty	7,377,452	6,612,854

With special follow-up	35,800	34,226

Under observation
Preferred collaterals and counter guaranty “B”	733	733
Without senior security or counter guaranty	35,067	33,493

With problems	3,832	— , —

Without senior security or counter guaranty	3,832	— , —

With high risk of uncollectibility	2,301	1,951

Without senior security or counter guaranty	2,301	1,951

Uncollectible	3,781	4,903

Preferred collaterals and counter guaranty “B”	1,650	1,650
Without senior security or counter guaranty	2,131	3,253

Total	7,597,032	6,805,492

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 17)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009

CONSUMER AND HOUSING PORTFOLIO

Normal performance	5,269,223	4,762,534

Preferred collaterals and counter guaranty “A”	11,266	9,554
Preferred collaterals and counter guaranty “B”	760,947	778,794
Without senior security or counter guaranty	4,497,010	3,974,186

Low risk	42,951	46,902

Preferred collaterals and counter guaranty “A”	5	— , —
Preferred collaterals and counter guaranty “B”	4,132	4,650
Without senior security or counter guaranty	38,814	42,252

Medium risk	34,125	43,925

Preferred collaterals and counter guaranty “B”	1,267	1,925
Without senior security or counter guaranty	32,858	42,000

High risk	30,057	62,384

Preferred collaterals and counter guaranty “B”	1,796	1,315
Without senior security or counter guaranty	28,261	61,069

Uncollectible	2,944	1,697

Preferred collaterals and counter guaranty “B”	1,490	791
Without senior security or counter guaranty	1,454	906

Uncollectible, classified as such under regulatory requirements	143	185

Without senior security or counter guaranty	143	185

Total	5,379,443	4,917,627

General Total (1)	12,976,475	11,723,119

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010		12-31-2009
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,443,035	18.83%	2,449,242	20.89%

50 next largest clients	2,503,322	19.29%	2,254,013	19.23%

100 following clients	1,116,263	8.60%	910,402	7.77%

Remaining clients	6,913,855	53.28%	6,109,462	52.11%

Total (1)	12,976,475	100.00%	11,723,119	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2010

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	— , —	— , —	— , —	77,035	76,730	76,914	31,465	262,144

Financial sector	— , —	162,432	104,862	63,590	141,850	210,635	28,570	711,939

Non financial private sector and residents abroad	21,381	5,356,116	1,139,871	1,337,734	1,159,506	1,195,572	1,792,212	12,002,392

TOTAL	21,381	5,518,548	1,244,733	1,478,359	1,378,086	1,483,121	1,852,247	12,976,475	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares			Amount				Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2010	12-31-2009	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	$500	1	12,137	9,651	7,876	Stockholder	06-30-2010	6,390	10,151	1,858
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	$1	1	35,425,947	25,371	31,334	Pensions fund manager	06-30-2010	65,739	47,079	(46,807)

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	$1	1	32,274,350	283,838	262,524	Insurance company	06-30-2010	48,745	428,693	74,079

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	$1,000	1	26,089	59,915	51,976	Financial institution	06-30-2010	52,178	119,830	15,878

30692274403	Atuel Fideicomisos S.A.	Common	$1	1	13,100,000	36,807	35,047	Trust Manager	06-30-2010	13,100	36,607	1,559

		Subtotal controlled				415,582	388,757

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	$1,000	1	24,000	43,029	50,518	Financial Institution	06-30-2010	60,000	107,572	12,158

30598910045	Visa Argentina S.A	Common	$1	1	1,428,821	5,728	5,888	Services to companies	05-31-2009	15,000	152,041	317
30604796357	Banelco S.A.	Common	$1	1	2,574,907	6,259	6,612	Information services	12-31-2009	23,599	61,176	15,838
	Other					2,349	3,735

	Foreign
	Other					990	956

		Subtotal noncontrolled				58,335	67,709

		Total in financial institutions, supplementary and authorized				473,937	456,466

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	$1	1	9,710,451	24,500	22,909	Workers compensation	06-30-2010	77,684	195,998	12,831
30500064230	BBVA Consolidar Seguros S.A.	Common	$1	1	1,301,847	10,864	10,254	Insurance	06-30-2010	10,651	99,054	3,726

	Foreign

	Other					53	52

		Subtotal non controlled				35,417	33,215

		Total in other companies				35,417	33,215

		Total investments in other companies				509,354	489,681

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 06-30-2010	Net book value at 12-31-2009
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	347,623	14,417	— , —	34	50	7,177	354,829	347,623
Furniture and Facilities	63,072	17,952	— , —	1,051	10	4,855	75,118	63,072
Machinery and Equipment	70,167	29,580	— , —	— , —	5	14,952	84,795	70,167
Automobiles	1,699	665	— , —	514	5	296	1,554	1,699

Total	482,561	62,614	— , —	1,599		27,280	516,296	482,561

OTHER ASSETS

Works of Art	983	— , —	— , —	— , —	— , —	— , —	983	983
Leased assets	5,764	— , —	(1,691)	— , —	50	43	4,030	5,764
Property taken as security for loans	5,005	55	3	206	50	34	4,823	5,005
Stationery and office supplies	3,461	4,823	— , —	3,777	— , —	— , —	4,507	3,461
Other	11,262	— , —	1,688	1,698	50	123	11,129	11,262

Total	26,475	4,878	— , —	5,681		200	25,472	26,475

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD

ENDED JUNE 30, 2010 AND THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 06-30-2010	Net book value at 12-31-2009
Description				Years of useful life	Amount

Organization and Development expenses (1)	55,091	21,015	270	1 & 5	10,613	65,223	55,091

Organization and development non-deductible expenses	— , —	17,176	— , —	— , —	17,176	— , —	— , —

Total	55,091	38,191	270		27,789	65,223	55,091

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2010		12-31-2009
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,324,702	11.54%	1,802,824	9.81%

50 next largest clients	1,347,636	6.69%	1,155,962	6.29%

100 following clients	1,113,610	5.53%	1,082,752	5.89%

Remaining clients	15,367,368	76.24%	14,332,369	78.01%

TOTAL	20,153,316	100.00%	18,373,907	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2010

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	17,483,983	1,925,082	435,245	275,187	33,819	— , —	20,153,316

Other liabilities from financial transactions

Argentine Central Bank (BCRA)	2,563	— , —	— , —	— , —	— , —	— , —	2,563

Banks and International Institutions	1,320	5,672	2,818	2,654	1,966	— , —	14,430

Financing received from Argentine financial institutions	15,385	— , —	447	449	905	743	17,929

Other	1,100,211	5,645	8,589	15,341	22,059	9,976	1,161,821

Total	1,119,479	11,317	11,854	18,444	24,930	10,719	1,196,743

TOTAL	18,603,462	1,936,399	447,099	293,631	58,749	10,719	21,350,059

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2010 AND THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	06-30-2010	12-31-2009
DEDUCTED FROM ASSETS
Government securities
– For impairment value	449,923	55,304	(5)	80,287	— , —	424,940	449,923

Loans
– Allowance for doubtful loans	329,959	67,534	(1)	— , —	80,603	316,890	329,959

Other receivables from financial transactions
– Allowance for doubtful receivables	21,327	16,294	(1)	28	117	37,476	21,327

Assets subject to financial leasing
– Allowance for doubtful receivables	5,428	1	(1)	747	— , —	4,682	5,428

Investments in other companies
– For impairment value (3)	4	— , —		— , —	— , —	4	4

Other receivables
– Allowance for doubtful receivables (2)	337,940	32,732		— , —	90,380	271,292	337,940

Total	1,144,581	171,865		81,062	180,100	1,055,284	1,144,581

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	428	8		— , —	1	435	428

– Other contingencies	318,036	33,092	(4)	— , —	5,549	345,579	318,036

Total	318,464	33,100		— , —	5,550	346,014	318,464

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of June 30, 2010.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits) (note 2.3.r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Government and Private Securities	1
–	Loans	854
–	Other receivables from financial transactions	29
–	Investments in other companies	1
–	Other receivables	251

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2010

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per	Issued		Pending issuance or
		share	Outstanding	In portfolio	distribution	Paid in
Common	536,361,306	1	536,316	— , —	45(1)	536,361(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos

Accounts			06-30-2010				12-31-2009
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	4,177,902	130,327	4,038,143	554	1,134	7,744	3,123,009
Government and private securities	119,059	— , —	119,059	— , —	— , —	— , —	153,499
Loans	1,898,698	1,738	1,896,960	— , —	— , —	— , —	1,917,836
Other receivables from financial transactions	144,156	19,318	124,102	— , —	444	292	164,442
Assets subject to financial leasing	2,430	— , —	2,430	— , —	— , —	— , —	2,771
Investments in other companies	1,043	— , —	1,043	— , —	— , —	— , —	1,008
Other receivables	51,707	1,038	50,669	— , —	— , —	— , —	53,282
Suspense items	71	— , —	71	— , —	— , —	— , —	113

TOTAL	6,395,066	152,421	6,232,477	554	1,578	8,036	5,415,960

LIABILITIES
Deposits	5,323,808	64,097	5,259,711	— , —	— , —	— , —	4,546,189
Other liabilities from financial transactions	622,106	79,206	540,768	97	1,133	902	553,718
Other liabilities	18,230	7,767	10,463	— , —	— , —	— , —	23,820
Suspense items	48	— , —	48	— , —	— , —	— , —	472

TOTAL	5,964,192	151,070	5,810,990	97	1,133	902	5,124,199

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	130,837	— , —	130,837	— , —	— , —	— , —	85,059
Control	16,007,446	10,111	15,996,357	— , —	80	898	8,825,463
Derivatives	28,276	— , —	28,276	— , —	— , —	— , —	— , —

TOTAL	16,166,559	10,111	16,155,470	— , —	80	898	8,910,522

Credit accounts (except contra credit accounts)
Contingent	309,056	— , —	309,056	— , —	— , —	— , —	265,342
Control	74,761	— , —	74,761	— , —	— , —	— , —	44,495
Derivatives	33,931	— , —	33,931	— , —	— , —	— , —	— , —

TOTAL	417,748	— , —	417,748	— , —	— , —	— , —	309,837

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2010	12-31-2009

1. Loans	690,143	— , —	— , —	— , —	— , —	— , —	— , —	— , —	690,143	515,171

- Overdraft	1,263	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,263	9,532

Without senior security or counter guaranty	1,263	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,263	9,532

- Discounted Instruments	179	— , —	— , —	— , —	— , —	— , —	— , —	— , —	179	1,047

Without senior security or counter guaranty	179	— , —	— , —	— , —	— , —	— , —	— , —	— , —	179	1,047

- Real Estate Mortgage and Collateral Loans	7,223	— , —	— , —	— , —	— , —	— , —	— , —	— , —	7,223	9,797

Other collaterals and counter guaranty “B”	7,223	— , —	— , —	— , —	— , —	— , —	— , —	— , —	7,223	9,797

- Consumer	253	— , —	— , —	— , —	— , —	— , —	— , —	— , —	253	63

Without senior security or counter guaranty	253	— , —	— , —	— , —	— , —	— , —	— , —	— , —	253	63

- Credit Cards	1,004	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,004	845

Without senior security or counter guaranty	1,004	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,004	845

- Other	680,221	— , —	— , —	— , —	— , —	— , —	— , —	— , —	680,221	493,887

Without senior security or counter guaranty	680,221	— , —	— , —	— , —	— , —	— , —	— , —	— , —	680,221	493,887

2. Other receivables from financial transactions	16,678	— , —	— , —	— , —	— , —	— , —	— , —	— , —	16,678	8,021

3. Assets subject to financial leasing	331	— , —	— , —	— , —	— , —	— , —	— , —	— , —	331	66

4. Contingent commitments	44,644	— , —	— , —	— , —	— , —	— , —	— , —	— , —	44,644	42,699

5. Investments in other companies and private securities	186,175	— , —	— , —	— , —	— , —	— , —	— , —	— , —	186,175	205,842

Total	937,971	— , —	— , —	— , —	— , —	— , —	— , —	— , —	937,971	771,799

Total Allowances	6,591	— , —	— , —	— , —	— , —	— , —	— , —	— , —	6,591	5,233

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2010

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	15	8	57	65,000

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	112	13	64,582

Repurchase agreements	Financial transactions – own account	Government Securities	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	243,107

Futures	Financial transactions – own account	Other	Upon expiration of differences	MAE	12	2	1	24

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	8	4	1	826,737

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	9	5	1	2,901,409

Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	5	1	62,207

TOTAL								4,163,066

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2010 AND DECEMBER 31, 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2010	12-31-2009
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,379,989	1,357,066
Due from banks and correspondents	5,187,680	3,898,346

Argentine Central Bank (BCRA)	4,789,527	3,723,387
Other local	3,151	34,144
Foreign	395,002	140,815

	6,567,669	5,255,412

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings in investment accounts	1,152,726	1,334,763
Holdings for trading or financial transactions	481,943	488,176
Government Securities for repurchase agreements with the BCRA	— , —	68,250
Holdings available for sale	853,420	640,175
Unlisted Government Securities	1,881,323	1,961,046
Instruments issued by the BCRA	2,192,727	2,953,144
Investments in listed private securities	122,505	218,605
Less: Allowances	424,944	449,927

	6,259,700	7,214,232

C. LOANS:
To government sector (Exhibit 1)	1,395,583	1,400,243
To financial sector (Exhibit 1)	418,155	384,331

Interfinancial – (Calls granted)	22,500	61,000
Other financing to local financial institutions	359,823	289,367
Interest and listed-price differences accrued and pending collection	35,832	33,964
To non financial private sector and residents abroad (Exhibit 1)	11,624,508	10,305,001

Overdraft	1,929,808	1,703,750
Discounted instruments	1,383,903	1,068,567
Real estate mortgage	823,903	838,410
Collateral Loans	580,180	480,694
Consumer	1,995,985	1,819,382
Credit cards	1,787,499	1,464,163
Other (Note 9.b)	3,005,426	2,806,667
Interest and listed-price differences accrued and pending collection	135,484	139,839
Less: Interest documented together with main obligation	17,680	16,471
Less: Allowances	326,461	337,686

	13,111,785	11,751,889

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	507,801	560,781
Amounts receivable for spot and forward sales to be settled	226,879	9,469
Instruments to be received for spot and forward purchases to be settled	56,771	10,264
Premiums for options bought	1,221	— , —
Unlisted corporate bonds (Exhibit 1)	111,234	119,488
Non-deliverable forward transactions balances to be settled	37,677	84,070
Other receivables not covered by debtor classification regulations	42,247	39,357
Other receivables covered by debtor classification regulations (Exhibit 1)	75,209	79,883
Interest accrued and pending collection not covered by debtor classification regulations	64,586	51,212

Less: Allowances	39,812	23,059

	1,083,813	931,465

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	316,905	317,345

Less: Allowances	4,781	5,561

	312,124	311,784

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	44,019	51,474
Other (note 9.c)	58,252	54,819
Less: Allowances	4	4

	102,267	106,289

G. OTHER RECEIVABLES:
Other (note 9.d)	565,816	589,442
Other interest accrued and pending collection	10,638	2,558

Less: Allowances	282,310	348,943

	294,144	243,057

H. PREMISES AND EQUIPMENT:	519,915	486,483

I. OTHER ASSETS:	26,928	26,475

J. INTANGIBLE ASSETS:
Organization and development expenses	68,977	59,835

	68,977	59,835

K. SUSPENSE ITEMS:	2,858	4,222

L. OTHER SUBSIDIARIES’ ASSETS (note 9.e):	450	450

TOTAL ASSETS:	28,350,630	26,391,593

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2010 AND DECEMBER 31, 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2010	12-31-2009
LIABILITIES:

M. DEPOSITS:
Government sector	1,456,185	1,004,442
Financial sector	199,916	190,115
Non financial private sector and residents abroad	18,438,221	17,140,288

Checking accounts	4,059,516	3,491,170
Savings deposits	6,433,915	5,982,379
Time deposits	7,415,368	7,245,384
Investments accounts	73,518	19,022
Other	408,273	348,397
Interest and listed-price differences accrued payable	47,631	53,936

	20,094,322	18,334,845

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,563	2,691

Other	2,563	2,691
Banks and International Institutions	14,326	55,523
Amounts payable for spot and forward purchases to be settled	11,968	7,562
Instruments to be delivered for spot and forward sales to be settled	305,553	80,268
Premiums for options written	239	— , —
Financing received from Argentine financial institutions	69,657	38,247

Interfinancial (calls received)	15,000	— , —
Other financings from local financial institutions	54,657	38,247
Non-deliverable forward transactions balances to be settled	199	2,825
Other (note 9.f)	1,176,312	1,036,350
Interest and listed–price differences accrued payable	1,207	1,202

	1,582,024	1,224,668

O. OTHER LIABILITIES:
Fees payable	413	82
Other (note 9.g)	399,443	471,647

	399,856	471,729

P. ALLOWANCES:	572,351	529,429

Q. SUSPENSE ITEMS:	11,125	75,043

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,682,405	2,616,225

TOTAL LIABILITIES:	25,342,083	23,251,939

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	226,991	213,182

STOCKHOLDERS’ EQUITY:	2,781,556	2,926,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	28,350,630	26,391,593

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009
DEBIT ACCOUNTS

Contingent
– Guaranties received	3,316,141	2,999,676
– Contra contingent debit accounts	648,202	658,221

	3,964,343	3,657,897

Control
– Receivables classified as irrecoverable	374,792	317,547
– Other (note 9.i)	48,213,991	39,298,438
– Contra control debit accounts	793,200	622,438

	49,381,983	40,238,423

Derivatives
– “Notional” amount of call options bought	28,276	— , —
– “Notional” amount of non-deliverable forward transactions	2,189,789	1,940,035
– Interest rate SWAP	129,582	102,697
– Other	— , —	50,000
– Contra debit derivatives accounts	1,529,338	2,195,093

	3,876,985	4,287,825

For trustee activities
– Funds in trust	12,527	12,119

	12,527	12,119

TOTAL	57,235,838	48,196,264

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	73,981	56,290
– Guaranties provided to the BCRA	128,216	138,433
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	280,432	228,366
– Other guaranties given non covered by debtor classification regulations	70,733	121,626
– Other covered by debtor classification regulations (Exhibit 1)	94,840	113,506
– Contra contingent credit accounts	3,316,141	2,999,676

	3,964,343	3,657,897

Control
– Items to be credited	693,332	549,582
– Other	99,868	72,856
– Contra control credit accounts	48,588,783	39,615,985

	49,381,983	40,238,423

Derivatives
– “Notional” amount of call options written	33,931	— , —
– “Notional” amount of non-deliverable forward transactions	1,495,407	2,195,093
– Contra debit derivatives accounts	2,347,647	2,092,732

	3,876,985	4,287,825

For trustee activities
– Contra credit accounts for trustee activities	12,527	12,119

	12,527	12,119

TOTAL	57,235,838	48,196,264

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2010	06-30-2009
A. FINANCIAL INCOME

Interest on cash and due from banks	9	20
Interest on loans to the financial sector	52,513	103,923
Interest on overdraft	137,702	178,233
Interest on discounted instruments	74,332	82,297
Interest on real estate mortgage	54,545	62,575
Interest on collateral loans	47,512	44,681
Interest on credit card loans	99,133	90,980
Interest on other loans	323,375	288,307
Interest from other receivables from financial transactions	747	763
Income from secured loans - Decree 1387/01	142,831	85,698
Net income from government and private securities	398,518	191,025
Indexation by CER	541	10,557
Gold and foreign currency exchange difference	110,497	134,869
Other	78,306	238,849

	1,520,561	1,512,777

B. FINANCIAL EXPENSE

Interest on checking accounts	5,289	12,184
Interest on savings deposits	3,342	4,839
Interest on time deposits	279,939	398,038
Interest on interfinancial financing (calls received)	492	— , —
Interest on other financing from financial institutions	1,416	3,472
Interest on other liabilities from financial transactions	2,470	6,720
Other interest	1,232	1,757
Net income from options	395	2
Indexation by CER	146	247
Contribution to the deposit guarantee fund	16,341	15,442
Other	47,953	95,216

	359,015	537,917

GROSS INTERMEDIATION MARGIN – GAIN	1,161,546	974,860

C. ALLOWANCES FOR LOAN LOSSES	69,719	79,345

D. SERVICE CHARGE INCOME

Related to lending transactions	210,745	170,508
Related to liability transactions	286,125	245,154
Other commissions	38,532	35,996
Other (note 9.j)	154,389	118,316

	689,791	569,974

E. SERVICE CHARGE EXPENSE

Commissions	130,515	91,076
Other (note 9.k)	46,542	44,940

	177,057	136,016

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2010	06-30-2009
F. ADMINISTRATIVE EXPENSES

Payroll expenses	569,055	471,163
Fees to Bank Directors and Statutory Auditors	353	258
Other professional fees	20,444	16,401
Advertising and publicity	45,436	27,761
Taxes	65,008	49,454
Fixed assets depreciation	27,580	24,608
Oranizational expenses amortization	11,610	8,890
Other operating expenses	116,664	97,406
Other	75,611	68,820

	931,761	764,761

NET GAIN FROM FINANCIAL TRANSACTIONS	672,800	564,712

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(13,810)	(22,930)

G. OTHER INCOME

Income from long-term investments	6,454	9,042
Punitive interests	1,701	2,318
Loans recovered and reversals of allowances	33,744	24,688
Other (note 9.l)	48,844	253,157

	90,743	289,205

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	192	258
Charge for uncollectibility of other receivables and other allowances	68,147	301,326
Amortization of difference arising from judicial resolutions	17,176	25,551
Depreciation and losses from miscellaneous assets	542	283
Other (note 9.m)	219,780	220,122

	305,837	547,540

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	443,896	283,447

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	80,849	135,727

NET INCOME FOR THE PERIOD	363,047	147,720

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2010	06-30-2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,818,088 (1)	4,661,349 (1)
Cash and cash equivalents at the end of the period	7,129,112 (1)	6,745,780 (1)

Net increase in cash and cash equivalents	1,311,024	2,084,431

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	1,346,817	63,544
- Loans	(316,702)	1,914,978

to financial sector	(26,956)	(89,387)
to non-financial public sector	21,610	197,900
to non-financial private sector and residents abroad	(311,356)	1,806,465
- Other receivables from financial transactions	49,786	(42,600)
- Assets subject to financial leasing	(340)	73,535
- Deposits	1,402,944	1,058,348

to financial sector	9,802	(7,858)
to non-financial public sector	447,285	865,139
to non-financial private sector and residents abroad	945,857	201,067
- Other liabilities from financial transactions	194,708	(36,784)

Financing from financial or interfinancial sector (calls received)	15,000	2,710
Others (except liabilities included in Financing Activities)	179,708	(39,494)
Collections related to service charge income	689,298	567,840
Payments related to service charge expense	(177,018)	(136,016)
Administrative expenses paid	(958,720)	(812,821)
Organizational and development expenses paid	(11,436)	(667)
Net collections from punitive interest	1,326	1,585
Differences from judicial resolutions paid	(17,176)	(25,551)
Collections of dividends from other companies	8,854	416
Other (payments) / collections related to other income and expenses	(153,320)	57,180

Net cash flows provided by operating activities	2,059,021	2,682,987

Investment activities
Net payments from premises and equipment	(61,012)	(47,739)
Net payments from other assets	(1,005)	(1,662)
Other payments from investment activities	(81,818)	(278,659)

Net cash flows used in investment activities	(143,835)	(328,060)

Financing activities
Net collections/ (payments) from:
- Argentine Central Bank	(136)	(456)

Other	(136)	(456)
- Banks and international agencies	(41,197)	(280,392)
- Financing received from local financial institutions	16,410	(10,346)
Cash dividends paid	(480,000)	— , —
Other payments from financing activities	(99,248)	20,678

Net cash flows used in financing activities	(604,171)	(270,516)

Financial results and results from holdings of cash and cash equivalents (including interest)	9	20

Net increase in cash and cash equivalents	1,311,024	2,084,431

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2010, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2009, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW

AS OF JUNE 30, 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF or the Bank) has consolidated - line by line - its balance sheets as of June 30, 2010 and the end of the previous fiscal year and the statements of income and cash and cash equivalents flow for the six month periods ended June 30, 2010 and 2009, as per the following detail:

– As of June 30, 2010:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the six month periods ended June 30, 2010 and 2009.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the fiscal years ended June 30, 2010 and 2009.

– As of December 31, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2009.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2009.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2010 and 2009.

Interests in subsidiaries as of June 30, 2010 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06-30-2010	12-31-2009	06-30-2010	12-31-2009	06-30-2010	12-31-2009

Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,100,000	13,099,869	100.0000	99.9999	100.0000	99.9999
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	32,274,350	66.2101	66.2101	66.2101	66.2101
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders’ equity and net income balances in accordance with the criteria defined in note 2 below, as of June 30, 2010 and the end of the previous fiscal year and net income balances for the six month periods ended June 30, 2010 and 2009, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06-30-2010	12-31-2009	06-30-2010	12-31-2009	06-30-2010	12-31-2009	06-30-2010	06-30-2009

Francés Valores Soc. de Bolsa S.A.	16,194	13,870	6,032	5,576	10,162	8,294	1,868	(1,808)

Atuel Fideicomisos S.A. and its subsidiary	40,637	38,016	3,830	2,967	36,807	35,049	1,759	1,931
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	110,579	205,534	63,499	147,392	47,080	58,142	(11,062)	(4,640)
Consolidar Cía. de Seguros de Retiro S.A.	3,315,981	3,164,710	2,887,287	2,768,208	428,694	396,502	32,192	46,604
PSA Finance Argentina Cía Financiera S.A.	539,372	413,931	419,542	309,979	119,830	103,952	15,878	18,870

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF.

The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Loans secured by the National Government - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 653,001 and 606,217 as of June 30, 2010 and the end of the previous fiscal year, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 8,444 and 8,993 at June 30, 2010 and the end of the previous fiscal year, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

•

Upon booking the effects of the interest rate swaps as of the end of the previous fiscal year, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 as of the end of the previous fiscal year.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of June 30, 2010 and the end of the previous fiscal year amounted to 1,443 (income) and 7,435 (income), respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,723 and 4,271 as of June 30, 2010 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222 – Merger between Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A.:

In view of the reforms introduced in the Argentine Social Security System by Law No. 26,222 and its supplementary regulations, on October 17, 2008, the Ordinary and Extraordinary General Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. decided to authorize the Final Merger Agreement with Consolidar Cía. de Seguros de Retiro S.A. undersigned by the Board of Directors on September 23, 2008. On January 29, 2009, the S.S.N. authorized said merger, which was then approved by the Supervisory Board of Companies (I.G.J.) on April 6, 2009.

b)	Law N° 26.425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P.S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

BBVA Banco Francés S.A., in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In addition, on October 19, 2009, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000. In turn, on January 11, 2010 the I.G.J. conferred its approval to the capital reduction mentioned. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

Besides, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for 87% of the premiums issued as of June 30, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

4.	ATUEL FIDEICOMISOS S.A. – MERGER WITH BBVA BANCO FRANCÉS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

•

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

On March 15, 2010, the Board of Directors of BBVA Banco Francés S.A. and Atuel Fideicomisos S.A. entered into a “Preliminary Merger Agreement” whereby Atuel Fideicomisos S.A. will be merged into BBVA Banco Francés S.A. on the basis of the financial statements of both companies as of December 31, 2009. Said preliminary merger agreement, together with the special consolidated financial statements for merging purposes, were approved by BBVA Banco Francés S.A.’s Shareholders’ Meeting held on April 30, 2010 and by Atuel Fideicomisos S.A.’s Shareholders’ Meeting held on May 3, 2010. The merger process stipulated in the above-mentioned Preliminary Merger Agreement consists in the absorption by BBVA Banco Francés S.A. of Atuel’s entire equity, with Atuel S.A. being dissolved though not liquidated and BBVA Banco Francés S.A. remaining as a legal entity.

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank has proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. As of the date of issuance of these financial statements, the approval of the merger by the C.N.V. is still pending.

5.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank has started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-2010	12-31-2009
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	21,709	26,808
Consolidar Cía. de Seguros de Retiro S.A.	144,856	133,978
Francés Valores Sociedad de Bolsa S.A.	511	418
Atuel Fideicomisos S.A.	— , —	2
PSA Finance Argentina Cía Financiera S.A.	59,915	51,976

Total	226,991	213,182

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 8,000. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-2010	12-31-2009	06-30-2009	12-31-2008

a) Cash and due from banks	6,567,669	5,255,412	6,071,288	4,243,080

b) Goverment securities held for trading or financial transactions	481,943	488,176	590,992	272,769

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	79,500	74,500	83,500	145,500

CASH AND CASH EQUIVALENTS	7,129,112	5,818,088	6,745,780	4,661,349

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the period or fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	06-30-2010	12-31-2009
a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings in investment accounts

Discount Bonds in pesos	376,393	367,210
Federal Government Bonds in Pesos 10.5 % due in 2012	25,896	25,632
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	29,252	29,140
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	200,359	109,145
Discount Bonds in US dollar	112,215	102,240
Federal Government Bonds due in 2015	113,165	88,720
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	57,777	5,994
BCRA Notes (NOBAC)	178,186	546,402
Federal Government Bocon PRE9	32,189	13,723
Federal Government Bocon PRO13	8,715	33,797
Other	18,579	12,760

Total	1,152,726	1,334,763

	06-30-2010	12-31-2009
* Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	3,085	11,404
Federal Government Bonds in US dollar 7% P.A. due 2015	17,065	37,950
Discount Bonds in pesos	16,310	17,080
Peso-denominated GDP-related securities (1)	735	8,237
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	855	8,587
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	67,464	175
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	14,633	16,854
Treasury Notes	339,818	8,813
Treasury Bills	— , —	361,489
Federal Government Bonds in US dollar 7% due in 2011	12,009	11,286
Other	9,969	6,301

Total	481,943	488,176

(1)	At December 31, 2009 this includes 7,774 from repo transactions.

* Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar X	— , —	68,250

Total	— , —	68,250

* Holdings available for sale

Secured Bonds due in 2018	72,023	76,670
Federal Government Bocon PRO 12	144,389	157,614
BCRA Bills (LEBAC)	323,069	205,583
BCRA Notes (NOBAC)	— , —	83,996
Federal Government Bonds in US dollar 7% P.A. due 2015	118,312	84,405
Federal Government Bonds in Pesos due 2015	166,320	— , —
Other	29,307	31,907

Total	853,420	640,175

* Unlisted government securities

Secured Bonds due in 2020	1,009,099	1,053,732
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	13,759	14,847
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	858,211	892,214
Other	254	253

Total	1,881,323	1,961,046

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,165,557	2,164,361
BCRA Notes (NOBAC)	27,170	788,783

Total	2,192,727	2,953,144

	06-30-2010	12-31-2009

* Investments in listed private securities

Corporate Bonds Grupo Concesionario del Oeste	6,739	7,492
Corporate Bonds Tarjeta Cuyana	2,402	2,054
Corporate Bonds Gas Natural Ban	19,482	19,464
Corporate Bonds Petrobrás Energía S.A.	3,616	3,494
Corporate Bonds YPF	50,465	30,069
Fideicomiso de Gas	6,946	11,036
MBT Serie 1 Clase A Financial Trust	10,550	10,436
FBA Ahorro Pesos Investment Fund	3,219	19,286
FBA Renta Pesos Investment Fund	39	107,765
ROPEI Roble Pesos Investment Fund	10,925	— , —
Other	8,122	7,509

Total	122,505	218,605

- Allowances	(424,944)	(449,927)

Total	6,259,700	7,214,232

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,661,123	1,762,203
Fixed-rate financial loans	1,218,348	979,912
Other	125,955	64,552

Total	3,005,426	2,806,667

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	35,417	33,215
In non-controlled companies-supplementary activities	22,835	21,604

Total	58,252	54,819

d) OTHER RECEIVABLES – Other

Prepayments	77,134	53,164
Guarantee deposits	84,175	69,100
Miscellaneous receivables	133,573	120,719
Tax prepayments	250,272	319,859
Other	20,662	26,600

Total	565,816	589,442

	06-30-2010	12-31-2009

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	450

Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS—Other

Collections and other operations for the account of third parties	393,563	314,732
Other withholdings and collections at source	186,046	172,809
Accounts payable for consumption	255,025	246,919
Money orders payable	148,129	102,347
Loans received from Argentine Technological Fund (FONTAR)	42,780	37,906
Loans received from Interamerican Development Bank (BID)	22,828	32,271
Pending Banelco debit transactions	14,795	27,407
Other	113,146	101,959

Total	1,176,312	1,036,350

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	108,346	174,495
Accrued taxes	117,623	175,170
Miscellaneous payables	139,504	119,203
Other	33,970	2,779

Total	399,443	471,647

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	250,453	207,399
Insurance companies, mathematical reserve	2,373,136	2,322,949
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(8,444)	(8,993)
Other related to insurance business	67,260	94,870

Total	2,682,405	2,616,225

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	12,999,684	12,538,495
Collections items	421,085	285,311
Checks drawn on the Bank pending clearing	281,795	220,248
Checks not yet credited	1,264,793	919,380
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	33,162,705	25,249,313
Other	83,929	85,691

Total	48,213,991	39,298,438

	06-30-2010	06-30-2009

j) SERVICE CHARGE INCOME - Other

Rental of safe-deposit boxes	25,497	16,582
Commissions for capital market transactions	10,701	4,340
Commissions for salary payment	3,744	3,637
Commissions for trust management	823	1,062
Commissions for hiring of insurances	60,489	57,022
Commissions for transportations of values	5,979	6,263
Commissions for loans and guaranties	15,172	6,645
Other	31,984	22,765

Total	154,389	118,316

k) SERVICE CHARGE EXPENSE—Other
Turn-over tax	35,775	31,352
Insurance paid on lease transactions	7,559	11,069
Other	3,208	2,519

Total	46,542	44,940

l) OTHER INCOME – Other

Premiums – Insurance companies	8,018	11,526
Related parties expenses recovery	4,139	3,569
Deferred income tax (1)	30,800	220,648
Others	5,887	17,414

Total	48,844	253,157

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	99,320	86,344
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	86,004	81,521
Claims paid – Insurance companies	3,661	447
Other	30,795	51,810

Total	219,780	220,122

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009

COMMERCIAL PORTFOLIO

Normal performance	8,427,636	7,632,690

Preferred collaterals and counter guaranty “A”	102,572	78,777
Other collaterals and counter guaranty “B”	74,150	74,235
Without senior security or counter guaranty	8,250,914	7,479,678

With special follow-up	35,800	34,226

Under to an observation
Other collaterals and counter guaranty “B”	733	733
Without senior security or counter guaranty	35,067	33,493

With problems	3,832	— , —

Without senior security or counter guaranty	3,832	— , —

With high risk of uncollectibility	2,301	1,951

Without senior security or counter guaranty	2,301	1,951

Uncollectible	3,781	4,903

Other collaterals and counter guaranty “B”	1,650	1,650
Without senior security or counter guaranty	2,131	3,253

Total	8,473,350	7,673,770

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2010	12-31-2009

CONSUMER AND HOUSING PORTFOLIO

Normal performance	5,782,599	5,151,358

Preferred collaterals and counter guaranty “A”	11,266	9,554
Other collaterals and counter guaranty “B”	1,214,080	1,143,569
Without senior security or counter guaranty	4,557,253	3,998,235

Low risk	53,284	58,630

Preferred collaterals and counter guaranty “A”	5	— , —

Other collaterals and counter guaranty “B”	13,980	15,895
Without senior security or counter guaranty	39,299	42,735

Medium risk	36,900	47,174

Other collaterals and counter guaranty “B”	3,805	4,877
Without senior security or counter guaranty	33,095	42,297

High risk	34,075	66,170

Other collaterals and counter guaranty “B”	5,162	4,392
Without senior security or counter guaranty	28,913	61,778

Uncollectible	10,435	7,092

Other collaterals and counter guaranty “B”	7,067	4,936
Without senior security or counter guaranty	3,368	2,156

Uncollectible, classified as such under regulatory requirements	204	259

Other collaterals and counter guaranty “B”	61	74
Without senior security or counter guaranty	143	185

Total	5,917,497	5,330,683

General Total (1)	14,390,847	13,004,453

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of June 30, 2010 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 17 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of June 30, 2010 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2009.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the six-month period ended June 30, 2009.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of June 30, 2010, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the six-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2009 and those for the six-month period ended June 30, 2009, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors’ Report on the financial statements for the year ended December 31, 2009 was issued on February 19, 2010 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors’ Limited Review Report on the financial statements for the six-month period ended June 30, 2009 was issued on August 10, 2009, including an observation originated in certain departures from professional accounting standards in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, August 9, 2010.

ROXANA M. FIASCHE

Partner

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 18, 2010	By:	/s/ Martín E. Zarich
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer